APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GLOW WORM PLAY CAFE LLC
Income Statement - unaudited
For the periods ended 1/31/2022

	Current Period
	1/01/2021-1/31/2022
REVENUES	
Sales	$ 34,659.00
Other Revenue	-
TOTAL REVENUES	**34,659.00**
COST OF GOODS SOLD	
Cost of Sales	4,000.00
Supplies	450.00
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	4,450.00
GROSS PROFIT (LOSS)	30,209.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	700.00
Computer and Internet	400.00
Depreciation	-
Dues and Subscriptions	-
Insurance	600.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	111.00
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	7,500.00
Salaries	18,000.00
Payroll Taxes and Benefits	2,000.00
Travel	-
Utilities	1,200.00
Website Development	50.00
TOTAL OPERATING EXPENSES	30,561.00

OPERATING PROFIT (LOSS)   (352.00)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (352.00)

GLOW WORM PLAY CAFE LLC
Balance Sheet - unaudited
For the period ended 1/31/2022

	Current Period	
	1/01/2021-1/31/2022	
ASSETS		
Current Assets:		
Cash	$	8,000.00
Petty Cash		200.00
Accounts Receivables		2,000.00
Inventory		1,500.00
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		11,700.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		10,000.00
Computer Equipment		1,500.00
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		11,500.00
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		5,000.00
Other Assets		-
Total Other Assets		5,000.00
TOTAL ASSETS	$	28,200.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		400.00
Sales Tax Payable		330.00
Payroll Liabilities		7,000.00
Other Liabilities		2,000.00

Current Portion of Long-Term Debt		-
Total Current Liabilities		9,730.00
Long-Term Liabilities:		
Notes Payable		2,150.00
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		2,150.00
EQUITY		
Capital Stock/Partner's Equity		16,320.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		16,320.00
TOTAL LIABILITIES & EQUITY	$	**28,200.00**
Balance Sheet Check		-

I, Kathryn L Read, certify that:

1. The financial statements of Glow Worm Play Cafe included in this Form are true and complete in all material respects; and
2. The tax return information of Glow Worm Play Cafe has not been included in this Form as Glow Worm Play Cafe was formed on 04/09/2021 and has not filed a tax return to date.

Signature   *Kathryn L Read*

Name: Kathryn L Read

Title: Owner